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April 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Sally Samuel, Chad Eskildsen, David Orlic and Kay-Mario Vobis

Re:	Angel Oak Financial Strategies Income Term Trust (File Nos. 333-225967 and 811-23358)

Dear Ms. Samuel and Messrs. Eskildsen, Orlic and Vobis:

This letter responds to preliminary comments you conveyed via telephone on April 1, 2019 to Matthew Barsamian and me in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Pre-Effective Amendment No. 1 to the Angel Oak Financial Strategies Income Term Trust’s (the “Fund’s”) registration statement on Form N-2 (the “Registration Statement”), which was filed on March 21, 2019. Capitalized terms not defined herein have the definitions provided to them in the Fund’s registration statement.

General

1.

Comment: Please consider whether the Fund is required to include in its registration statement an audited special purpose schedule of investments to be acquired in light of guidance in the minutes of the May 22, 2013 meeting of the AICPA Investment Company Expert Panel (the “Expert Panel Guidance”). Please either undertake to include the financial disclosure described in the Expert Panel Guidance or supplementally explain why the Fund is not required to do so.

Response: The Fund believes that it is not required to include in its registration statement an audited special purpose schedule of investments to be acquired. The Staff’s position is that an investment company that knowingly will acquire a portion of a private fund is required to include an audited special purpose schedule of investments to be acquired in its registration statement (see Section III.5(a)(v)-(vi) of the Experts Panel Guidance). The Fund, however, does not plan to acquire any portion of a private fund. Rather, the Fund may allow investors to make an in-kind purchase of Fund shares using specific securities that the investors own that have been deemed acceptable to the Fund (the “Contribution Securities”). As noted in the Fund’s prospectus, investors participating in the private placement will have the option to contribute cash or Contribution Securities. This is clear both in the Fund’s prospectus and in the subscription document that investors in the private placement will complete in connection with their investment. The fact that the Contribution Securities were received by the investors from an in-kind distribution upon full or partial withdrawal from a private fund in which they currently invest is inconsequential for these purposes.

Additionally, the Fund notes that it has included placeholders on pages 2-3 of the amended registration statement filed on March 21, 2019 for two tables that will provide disclosure about the Contribution Securities (see the response to Comment 2, below, for additional details on the placeholders). Accordingly, the Fund respectfully believes that no further disclosure regarding the Contribution Securities that may be contributed in an in-kind transaction is necessary.

Prospectus Summary – Concurrent Private Placement

2.	Comment: Supplementally, please provide further detail concerning the proposed Concurrent Private Placement.

Response: The following sets forth details of the proposed Concurrent Private Placement and related in-kind transactions:

Angel Oak Capital Advisors, LLC (the “Angel Oak” or the “Adviser”), the investment adviser to the Fund, currently sponsors and serves as investment adviser to a private fund (the “Private Fund”) for which an affiliate of the Adviser serves as general partner (the “General Partner”) and which is exempt from registration as an investment company pursuant to Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Private Fund invests in subordinated notes (commonly referred to as the “residual” or “equity” tranche) of two securitizations, BFNS 2017-1 and BFNS 2019-1 (together the “Angel Oak Securitizations”), for which Buckhead One Financial Opportunities, LLC, an affiliate of the Adviser, serves as the sponsor and collateral manager (the “Affiliated Collateral Manager”). The securitization of BFNS 2017-1 was completed on January 30, 2018, and the securitization of BFNS 2019-1 was completed on April 4, 2019. Each of the Angel Oak Securitizations is collateralized by a pool of subordinated debt issued by community banks, an asset class in which the Fund will principally invest.

Presently, the Private Fund’s assets consist of (i) cash; (ii) subordinated notes issued by each of the Angel Oak Securitizations (the “Subordinated Notes”); and (iii) Class D notes issued by BFNS 2019-1 (the “Class D Notes” and, together with the Subordinated Notes, the “Retained Notes”). The Private Fund is expected to reach the end of its investment period (i.e. the period during which it makes new investments in securities) in May 2019. Following the end of the investment period, the Private Fund will cease to make new investments and will instead begin to return capital and income to investors via distributions over time. Investors in the Private Fund include investors who are not affiliated persons of the Private Fund, the Fund or the Adviser as well as certain affiliated persons of the Adviser (the “Private Fund Investors”).

To provide the Private Fund Investors with additional investment options following the impending conclusion of the Private Fund’s investment period and additional liquidity beyond the existing liquidity provisions of the Private Fund, the General Partner intends to offer all Private Fund Investors the opportunity to participate in an in-kind distribution of the Private Fund’s assets (the “In-Kind Distribution”), pursuant to which each Private Fund Investor that chooses to participate would receive a pro rata portion of the Private Fund’s assets in exchange for the Private Fund Investor tendering its interests in the Private Fund. The aggregate amount that may be withdrawn pursuant to the In-Kind Distribution would represent approximately 55% of the aggregate net assets of the Private Fund. To the extent that requests for In-Kind Distributions exceed this threshold, the Private Fund will accept withdrawal requests on a pro rata basis. After giving effect to the In-Kind Distribution, the Private Fund will continue to hold a portion of the Retained Notes to satisfy ongoing compliance with the federal interagency credit risk retention rules.1

Independently of the In-Kind Distribution, the Adviser intends to offer Private Fund Investors and certain other investors who are not affiliated persons of the Fund or the Adviser2 the opportunity to purchase Shares of the Fund through a private placement conducted concurrently with the public offering described in the Registration Statement (the “Concurrent Private Placement”). Eligibility to participate in the Concurrent Private Placement will not be conditioned on an Unaffiliated Private Fund Investor’s participation in the In-Kind Distribution, and the ability to participate in the In-Kind Distribution is not contingent on an Unaffiliated Private Fund Investor purchasing Shares in the Concurrent Private Placement.

Private Placement Investors who are not affiliated persons of the Fund or affiliated persons of such a person3 will be given the option to purchase Shares of the Fund for cash or securities acceptable to the Fund (i.e. the Contribution Securities discussed in response to Comment 1, above). The Contribution Securities consist of the Subordinated Notes and the Class D Notes. As a result, in the case of a Private Fund Investor who participates in the In-Kind Distribution and also participates in the Concurrent Private Placement as a Private Placement Investor, securities received in connection with the In-Kind Distribution would qualify as Contribution Securities in connection with the Concurrent Private Placement and may serve as such Private Placement Investor’s consideration for its investment in the Fund.4 As noted above, each of the

[1]	Codified at 17 C.F.R. Part 246.

[2]

Each prospective investor in the Concurrent Private Placement (each, a “Private Placement Investor”) will be an “accredited investor,” as that term is defined in Regulation D under the Securities Act of 1933, as amended. In addition, each Private Placement Investor will be an existing investor in, or a client of an investment adviser with an existing relationship with, one or more entities advised by the Adviser or affiliates of the Adviser or otherwise has an existing professional relationship with the Adviser or affiliates of the Adviser (including employees and management of the Adviser). Each Private Placement Investor (or the Private Placement Investor’s investment adviser) will have a substantive, pre-existing relationship with the Adviser. Further, each Private Placement Investor has been in direct contact with the Fund or its agents apart from the public offering effort, which will not commence until after the deadline for the receipt of subscriptions in the Concurrent Private Placement, and each investor has or will have been provided a private placement memorandum and subscription agreement in connection with the offering of Shares in the Concurrent Private Placement. It is currently expected that substantially all of the participants in the Concurrent Private Placement will consist of (i) clients of a single registered investment adviser, who currently constitute most of the Private Fund Investors, and (ii) employees of the Adviser.

[3]	To the extent that an affiliated person of the Fund or affiliated persons of such a person invests in the Concurrent Private Placement, such a Private Placement Investor will purchase Shares for cash.

[4]

Although the Private Placement Investors are not affiliated persons of the Fund and no transaction will be effected between the Fund and the Private Fund, both the In-Kind Distribution by the Private Fund and any in-kind contribution into the Fund will be conducted in a manner not inconsistent with Staff guidance applicable to affiliated in-kind purchase and redemption transactions. See, e.g., Signature Financial Group Inc., SEC No-Act. Letter (pub. avail. Dec. 28, 1999) (permitting redemptions in-kind by a fund to affiliated shareholders); GE Institutional Funds, SEC No-Act. Letter (pub. avail. Dec. 21, 2005) (permitting in-kind transactions in connection with an affiliate’s exchange between registered funds in the same fund complex); GuideStone Financial, et al., SEC No-Act Letter (pub. avail. December 27, 2006) (permitting in-kind transactions

Angel Oak Securitizations is collateralized by a pool of subordinated debt issued by community banks. As described in the Investment Strategies section of the Fund’s prospectus, the Fund will invest primarily in debt issued by financial institutions, including subordinated debt, focusing on those in the U.S. community bank sector. As disclosed in the Fund’s prospectus, securitizations of community bank debt are expressly included within this investment policy. Accordingly, the Contribution Securities are consistent with the Fund’s investment objective and investment policies, and they have been determined by the Adviser to be appropriate for the Fund. In addition, the Board of Trustees of the Fund (the “Board”), including a majority of the Trustees who are not interested persons of the Fund or the Adviser, has approved the Concurrent Private Placement.

To the extent that Private Placement Investors elect to purchase Shares in exchange for an in-kind contribution of Contribution Securities, the Private Placement Investors will receive Shares of the Fund having an aggregate initial offering price equal to the value of the Contribution Securities as of the end of the business day next preceding the closing of the Concurrent Private Placement, as determined by the Fund in accordance with the Fund’s Pricing, Valuation and NAV Procedures (the “Valuation Procedures”) and subject to the oversight of the Board. The Shares received by the Private Placement Investors will be valued at the initial offering price per share of $20.00, such that the number of Shares received by each Private Placement Investor will equal the total value of the cash and/or Contribution Securities contributed by the Private Placement Investor (valued as described above) divided by $20.00. The Contribution Securities will be valued by an independent third-party pricing service approved by the Board in accordance with the Valuation Procedures.

It is expected that the In-Kind Distribution will be completed at least 5 business days prior to the closing of the Concurrent Private Placement, and Private Placement Investors who elect to contribute Contribution Securities will therefore bear market risk with respect to the value of the Contribution Securities during the period between the In-Kind Distribution and the closing of the Concurrent Private Placement. The contribution of the Contribution Securities into the Fund as part of the Concurrent Private Placement will occur on the same date as the closing of the public offering described in the Registration Statement.

Following the Fund’s commencement of operations, it is expected that the Affiliated Collateral Manager will provide ongoing services to the Angel Oak Securitizations. These ongoing services are administrative and include, among other things, monitoring of the portfolio assets, furnishing reports and, as necessary, exercising rights or remedies with respect to the portfolio assets, consistent with the Angel Oak Securitizations’ governing documents. The Affiliated Collateral Manager has agreed to waive and/or reimburse any compensation it receives from the Angel Oak Securitizations in an amount equal to the portion of its fees that would be borne indirectly by the Fund by virtue of its ownership of the Contribution Securities to avoid any potential joint transaction issues under Section 17(d) of the 1940 Act.

between unregistered funds and registered funds as part of a conversion transaction). These transactions will also be effected in a manner consistent with In-Kind Procedures that have previously been adopted by other registered investment companies advised by Angel Oak and will be adopted by the Fund prior to the closing of the Concurrent Private Placement.

In addition, in connection with each of the transactions described herein, the Fund will not be entering into principal transactions with an affiliated person of the Fund or an affiliated person of such a person, such that the restrictions on affiliated transactions in Section 17(a) of the 1940 Act would be implicated. Further, the Registration Statement contains risk disclosure indicating that the Fund may be limited in its ability to participate in certain transactions with the Angel Oak Securitizations or other Structured Products sponsored by the Adviser or its affiliates or in which the Adviser or its affiliates also hold interests. However, we note that no voting, consent or other rights are granted to the holders of the Subordinated Notes and Class D Notes. As a result, neither the Fund nor the Private Fund would be deemed to control BFNS 2017-1 or BFNS 2019-1.

To ensure that prospective investors in the Fund are fully informed as to the relevant characteristics of the Contribution Securities, the Fund has included the following table in the Summary section of its prospectus, which will be completed prior to the effective date of the Registration Statement:

Investment	Par	Maturity	Cost	Fair Value*
BFNS 2017-1 (subordinated notes)
BFNS 2019-1 (subordinated notes)
BFNS 2019-1 (Class D)

*	As determined in accordance with the valuation policies of the Fund.

In addition, the Fund has included the following table summarizing the relevant characteristics of the collateral backing the Angel Oak Securitizations, which will also be completed prior to the effective date of the Registration Statement:

	BFNS 2017-1	BFNS 2019-1
Number of unique underlying issuers
Largest exposure to any individual issuer
Average individual issuer exposure
Top 10 largest issuers
Aggregate exposure to subordinated bonds
Aggregate exposure to senior unsecured bonds
Average coupon
Average reset spread
Average credit rating of underlying collateral
Average maturity of underlying collateral

*                *                 *

Should you have any questions or comments, please contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

25616648.5